Exhibit 99.3 Contact Roger Clinch Communications Manager (506) 547-6012 clinch@bms.ca

News Release

NORANDA SUPPORTS THE MINISTER OF HEALTH'S DECISION TO CONDUCT A
HEALTH STUDY IN THE BELLEDUNE AREA

BELLEDUNE, NB, November 19, 2003 — Noranda Inc. announced today that it fully supports the decision by the New Brunswick Minister of Health to conduct a health study in the Belledune area.

"Over the past few months, many rumors and mis-representation of the facts have been circulating regarding soil contamination in Belledune," stated Thompson Hickey, General Manager of Noranda's Belledune Smelter. "A health study will provide scientific answers and facts to the people of the region. We endorse such an approach and will co-operate fully."

Noranda Inc. is a leading international mining and metals company with more than 48 mining and metallurgical operations and projects under development in 17 countries. Noranda is one of the world's largest producers of zinc and nickel and is a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. Noranda is also a major recycler of secondary copper, nickel and precious metals. Noranda employs over 15,000 people. It is listed on The Toronto Stock Exchange and The New York Stock Exchange (NRD).